Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

July 7, 2025

Ms. Jenny O’Shanick

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FST Corp.
Registration Statement on Form F-1
Filed February 28, 2025
File No. 333-285391

Dear Ms. Jenny O’Shanick:

The undersigned, on behalf of FST Corp. (the “Company”), respectfully submits this correspondence to the staff of the Securities and Exchange Commission (the “Staff”) in response to its letter dated March 13, 2025, relating to the Company’s Registration Statement on Form F-1 filed on February 28, 2025 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 1.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment.

Registration Statement on Form F-1 Filed February 28, 2025

Cover Page

1.	We note your disclosure that the prospectus relates to the issuance of up to 14,399,985 Ordinary Shares of the Company issuable upon the exercise of warrants to purchase Ordinary Shares, which were issued on the Closing Date in exchange for the public warrants of Chenghe that were issued in the initial public offering of Chenghe. Please advise or revise to clarify, if true, that these are shares underlying warrants issued in exchange for the public and private warrants. In that regard, we note that there were only 6,500,000 public warrants issued in the initial public offering.

Response: In response to the Staff’s comments, the Company has revised the disclosure on the cover page of Amendment No. 1 to clarify the number of Warrants outstanding. The reduction in the number of warrants is attributable to the way in which the SPAC Units were separated into their underlying components prior to the business combination. In connection with the separation, any resulting fractional warrants, whether public or private, were rounded down to the nearest whole number, consistent with standard SPAC practice. This rounding resulted in a reduction in the total number of outstanding warrants compared to the initially issued amount.

Management, page 84

2.	Please revise to provide the compensation information for the last full financial year for the company’s directors and members of its administrative, supervisory or management bodies. Refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 89-90 of Amendment No. 1.

Selling Securityholders, page 105

3.	Please disclose the nature of any position, office or other material relationship that the selling securityholders have had within the past three years with you or any of your predecessors or affiliates. Additionally, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling securityholders and who have had a material relationship with you or any of your predecessors or affiliates within the past three years, identifying each such person and describing the nature of any relationships. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 107-111 of Amendment No. 1.

General

4.	Please revise the table to add a separate column specifying the percentage of the securities beneficially held by each selling securityholder before the offering. Please disclose the address of each selling securityholder. Refer to Item 9.D of Form 20-F.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 107-111 of Amendment No. 1 where appropriate.

Experts, page 109

5.	Please revise this section to additionally identify the auditors for the financial statements of Femco Steel Technology Co., Ltd and Chenghe Acquisition I Co., and file the consent of such auditors as exhibits to your registration statement. Finally, file the consent of Enrome LLP as an exhibit to your registration statement.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 114 of Amendment No. 1, and has filed the requested consent of Enrome LLP as an exhibit.

Part II Information Not Required in Prospectus

Item 8. Exhibits and Financial Statement Schedules, page II-1

6.	We note that your exhibit index indicates that a number of exhibits have been "filed herewith" and that certain exhibits will be filed by amendment. Please revise to reconcile these inconsistencies.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the exhibit index of Amendment No. 1.

7.	Please file the following exhibits with your next amendment:

●	First Amendment to Business Combination Agreement, dated as of September 10, 2024, by and among Chenghe Acquisition I Co., FST Corp., FST Merger Ltd., and Femco Steel Technology Co., Ltd.;

●	Opinion of Ogier as to validity of Ordinary Shares and its consent;

●	Form of Indemnification Agreement with the Registrant’s directors and officers;

●	Sales Sub-Contract, dated December 29, 2023, between FEMCO Steel Technology Co., Ltd. and China Steel Corporation (EN Translation);

●	Lease Agreement, dated December 20, 2023, between FEMCO Steel Technology Co., Ltd. and Far East Machinery Co., Ltd. (EN Translation);

●	Executive Employment Agreement with David Chuang as Chief Executive Officer and Chairman of the Board;

●	Executive Employment Agreement with Warren Cheng-Teng Huang as Chief Operating Officer;

●	Executive Employment Agreement with Marie Wen-Chi Chao as Chief Financial Officer;

●	Executive Employment Agreement with Carie Hui-Ting Hsu as Accounting Manager; and

●	Code of Ethics of the Registrant.

Response: In response to the Staff’s comments, the Company has filed all referenced exhibits in with throughout Amendment No. 1.

General

8.	Please file the audited financial statements of Chenghe Acquisition I Co. for the years ended December 31, 2024, and 2023, or explain why you do not believe that you are required to do so. See Rules 15-01(e) and 3-01(c) of Regulation S-X and Section 1220.3 of the Division of Corporation Finance’s Financial Reporting Manual.

Response: The audited financial statements of Chenghe Acquisition I Co. for the years ended December 31, 2024, and 2023 have been filed with Amendment No. 1.

9.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	You refer to your “co-registrant” on your registration statement cover page. Please advise or remove these references.

●	Your registration statement cover page states that you expect to commence the proposed sale of the securities to the public “[a]s soon as practicable after the effectiveness of this registration statement and upon completion of the business combination described in the enclosed Prospectus.” However, we note that you completed your Business Combination. Please revise.

●	Revise your cover page to comply with the registration statement cover page requirements of Form F-1.

●	Update your Table of Contents to reflect each section of the prospectus, including Use of Proceeds, Dividend Policy, Selling Securityholders, and Plan of Distribution sections.

●	We note your disclosure about “FST’s forecasts and projections” on page 11. However, these do not appear in this filing. Please revise.

●	Refer to your Business section. We note that you present company information as of December 31, 2023, such as on pages 57, 58, 69, 70, 73 and 78. Please revise to provide information as of a recent date.

●	We note your disclosures on pages 72 and 73 that your lease agreements for your corporate headquarters in Chiayi County and Japanese warehouse expired in December 2024 and October 2024, respectively. Further, we note your disclosure on page 74 that your KBS Tour-V trademark expired in October 2024. Update to reflect the current statuses of these leases and trademark.

●	Refer to your Management section. We note your disclosure about “director nominees of the Company” but none are described. Further, we note your disclosure that David Chuang is your Chief Executive Officer. However, this appears inconsistent with your other disclosure in your Signatures section that he is your Co-Chief Executive Officer. Please advise or revise.

●	Refer to your Certain Relationships and Related Transactions section. Please update the information up to the date of the document. Refer to Item 7.B of Form 20-F.

●	Please revise your filing to clearly disclose that the Business Combination has been completed. What follows are only a few of the examples we noted; please revise throughout. For example, refer to the Risk Factors section on pages 13, 17, 18, 21 and 23. Further, refer to the Management and Description of Securities sections on pages 89, 90, 94 and 96.

Response: In response to the Staff’s comments, the Company has revised the disclosure throughout Amendment No. 1.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at Gary@RossLawGroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	David Chuang, FST Corp.

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